UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-26897

JAVO BEVERAGE COMPANY, INC.
(Exact name of registrant as specified in its charter)

1311 Specialty Drive
Vista, CA 92081
(760) 560-5286

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES-A JUNIOR PARTICIPATING PREFERRED STOCK, PAR VALUE $.001 PER SHARE,
AND RIGHTS TO PURCHASE SHARES SERIES-A JUNIOR PARTICIPATING
PREFERRED STOCK, PAR VALUE $.001 PER SHARE
SERIES-B PREFERRED STOCK, PAR VALUE $.001 PER SHARE
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 45

Pursuant to the requirements of the Securities Exchange Act of 1934, Javo Beverage Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 16, 2011	By:	/s/ William Marshall
Name: William E. Marshall Title: General Counsel and Secretary